John J. O’Brien

+1.215.963.4969

john.obrien@morganlewis.com

March 7, 2019

FILED AS EDGAR CORRESPONDENCE

Mr. Patrick Scott

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rimrock Funds Trust Initial N-1A Filing (File Nos. 333-228758 and 811-23396)

Dear Mr. Scott:

On behalf of our client, Rimrock Funds Trust (the “Trust”), this letter responds to the comments you provided via telephone on February 13, 2019 in which you set forth the Securities and Exchange Commission (the “Commission”) Staff’s comments concerning the Trust’s initial Registration Statement on Form N-1A (the “Registration Statement”), as filed with the Commission on December 12, 2018 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the Securities Act of 1933, as amended (the “Securities Act”), for the purpose of registering shares of the Rimrock Bond Fund, a series of the Trust (the “Fund”). Responses to each of the Staff’s comments, based on information provided by Rimrock Capital Management, LLC (the “Adviser”), are set forth below and are reflected in Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), filed pursuant to Rule 472 under the Securities Act, which the Trust will file with the Commission alongside this Correspondence on March 7, 2019. Subject to the Registration Statement being granted effectiveness, the Trust plans to commence operations as soon as possible. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

1.	Comment. With respect to Part C of the Registration Statement, please confirm that the signature page of the Registration Statement will be properly executed per the Securities Act and the Investment Company Act, and if any name is signed pursuant to a power of attorney, then the appropriate power of attorney will be filed as an exhibit to the Trust’s Pre-Effective Amendment No. 1, in compliance with Rule 483 under the Securities Act.

Response. The Trust confirms that prior to the effectiveness of the Registration Statement, powers of attorney for each trustee who is appointed to the Board of Trustees of the Trust (the “Board”) by the initial trustee at the organizational meeting of the Board will be filed as exhibits to the Registration Statement. In the interest of promptly advancing the Registration Statement toward effectiveness, the Trust has determined to file Pre-Effective Amendment No. 1 to the Registration Statement to respond to the Staff’s various comments prior to the organizational meeting of the Board.

Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Mr. Patrick Scott

March 7, 2019

2.	Comment. Please confirm that all information and exhibits omitted from the Trust’s initial N-1A filing will be included in the Trust’s Pre-Effective Amendment No. 1.

Response. All applicable information and exhibits omitted from the Trust’s December 12, 2018 filing will be included in the Trust’s Pre-Effective Amendment No. 1 and/or subsequent pre-effective amendment to the Registration Statement.

3.	Comment. Please ensure that the Fund’s ticker symbol is included in the Trust’s pre-effective amendment.

Response.  The Fund’s ticker symbol will be included in a subsequent pre-effective amendment to the Registration Statement.

4.	Comment. With respect to the fees and expenses table, please confirm that expenses associated with short sales will be included in the “Other Expenses” line item as a sub-caption or as a stand-alone line item.

Response. The Fund currently expects these costs to be less than 0.01% of the Fund’s net assets and, accordingly, does not currently plan to break them out as a separate line item or in a parenthetical description, as permitted by Instruction 3(c)(iii) to Item 3 of Form N-1A. Should these expenses exceed 0.01% of the Fund’s net assets in the future, they will be separately broken out in the Fund’s fee table.

5.	Comment. With respect to footnote 2 to the fees and expenses table, please disclose and supplementally confirm in the response letter that the Expense Example only reflects the waiver for the term of the agreement.

Response. In response to your comment, we have revised the Expense Example disclosure to include the following: “This example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the contractual term of the arrangement.” We confirm that the Expense Example only reflects the waiver through March 31, 2021, which is the contractual term of the arrangement.

6.	Comment. Please disclose whether there is a target range by which the Fund will seek to outperform the Bloomberg Barclays U.S. Aggregate Bond Index and please clarify the length of the time period contemplated by the phrase “over time.”

Response. We think it could be viewed as promissory or misleading to indicate a target range of index outperformance for the Fund, so we have left this disclosure as-is. In response to your comment, we also removed the phrase “over time” from the Fund’s principal investment strategies disclosure.

Mr. Patrick Scott

March 7, 2019

7.	Comment. Please include an explanation of the concept of duration and include a brief example in the Principal Investment Strategies section.

Response. In response to your comment, we have added the following disclosure to the Principal Investment Strategies section: “Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. For example, the price of a bond fund with an average duration of three years generally would be expected to fall approximately 3% if interest rates rose by one percentage point.”

8.	Comment. Please disclose the method that the Fund will use for determining whether a country is an emerging market.

 Response. In response to your comment, we have revised the Fund’s Item 9 disclosure to include the following: “Emerging market countries are those countries that are considered to be developing by the World Bank or the International Finance Corporation, or are included in any of the Morgan Stanley Capital International (MSCI) emerging market indices.”

9.	Comment. Please disclose whether the Fund intends to invest greater than 25% of its net assets in the sovereign debt of a single foreign country.

Response. In response to your comment, we have added the following disclosure to the Fund’s Item 9 disclosure: “However, the Fund does not intend to invest greater than 25% of its net assets in the sovereign debt of a single foreign country.”

10.	Comment. Please add disclosure to the Principal Investment Strategies sections that the Fund will not invest more than 15% of its net assets in illiquid securities.

Response. We have revised the Fund’s Item 4 and Item 9 disclosure to state that the Fund will not invest more than 15% of its net assets in illiquid securities.

11.	Comment. In each instance when a security is referred to as “below investment grade” in the Fund’s Item 4 and Item 9 disclosure, please disclose that such securities are “speculative” and that they are also known as “junk bonds.”

Response. In response to your comment we have revised the disclosure as requested.

12.	Comment. The Principal Risks sections include “Defaulted Securities Risk.” Please disclose the lowest rating loans and debt securities in which the Fund may invest, and whether the Fund may invest in loans or debt securities that are distressed or in default in the Principal Investment Strategies sections.

Response. In response to your comment, we have revised the Fund’s Item 4 and Item 9 disclosure to include the following: “There is no bottom limit on the ratings of securities that may be purchased or held by the Fund, and the Fund may also invest in loans and debt securities of distressed issuers or issuers in default at the time of purchase.”

Mr. Patrick Scott

March 7, 2019

13.	Comment. Please disclose that derivatives included in the Fund’s 80% policy will be valued on a marked-to-market basis (i.e., using the current market price of the derivative) or, in the case of an OTC derivative, its fair value.

Response. In response to your comment, we have added the following disclosure to the “Investment Restrictions” section of the Statement of Additional Information: “For purposes of the Fund’s 80% test, any derivatives will be valued on a marked-to-market basis or, in the case of over-the-counter derivatives, on a fair value basis.”

14.	Comment. The Fund’s Prospectus currently states that the Fund may invest in derivatives to hedge investments, for risk management, or to increase gains. Please revise the disclosure to list the types of derivatives in which the Fund may principally invest, as well as the relevant risks for such derivatives to ensure the disclosure is consistent with the SEC Staff’s guidance as articulated in Barry Miller’s letter to the Investment Company Institute (Letter to Ms. Karrie McMillan, General Counsel, Investment Company Institute, from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Miller Letter”)).

Response. In response to your comment, we have added the following underlined disclosure to the Item 4 and Item 9 Principal Investment Strategies sections: “The Fund may use derivatives, including futures, options and swaps, to hedge investments, for risk management, or to increase income or gains for the Fund.” We believe that, as revised, this disclosure is consistent with the Staff’s guidance in the Miller Letter.

15.	Comment. Please consider placing the risks that are most relevant to this fund, particularly fixed income securities, at the beginning of the Fund’s Item 4 disclosure.

Response. In response to your comment, we have reordered the principal risk in the Fund’s Item 4 disclosure, but retained the alphabetical order to the Fund’s Item 9 disclosure, so that investors and prospective investors will be able to easily locate additional information about a particular risk.

16.	Comment. Please add that junk bonds are considered speculative to the Item 4 “High Yield Risk” disclosure.

Response. In response to your comment we have revised the disclosure as requested.

17.	Comment. Reverse repurchase agreements are mentioned in the Item 4 “Leveraging Risk” disclosure. Please add to that disclosure and to the Item 4 Principal Investment Strategies section to connect Leveraging Risk to what is discussed in the Principal Investment Strategies section.

Response. In response to your comment, we have clarified the references throughout the Item 4 disclosure so that there is consistent reference to “repurchase or reverse repurchase agreements.”

18.	Comment. It appears the Fund will invest significantly in less liquid investments. Given the liquidity profile of these investments, please explain how the Fund will determine that it’s investment strategy is appropriate for an open-end investment company structure. Your response should include general market data on the types of the investments and information concerning the relevant factors referenced in the adopting release of Rule 22e-4 (Investment Company Act Release No. 32,315).

Mr. Patrick Scott

March 7, 2019

Response. Although the Fund will be the first open-end registered investment company managed by the Adviser, the Adviser and the Fund’s portfolio managers have substantial experience with respect to the various fixed income instruments in which the Fund will invest. Currently, the Adviser manages more than $7 billion of regulatory assets under management, all in the fixed income space. The Adviser understands the need for liquidity in the portfolio of an open-end fund and will manage the Fund’s portfolio within the liquidity constraints of Rule 22e-4 under the Investment Company Act, based on the then-current market environment. In managing the Fund’s portfolio, the Adviser will also consider, on an ongoing basis, among other factors, the market for the Fund’s portfolio investments, the frequency with which each portfolio investment trades in the marketplace, the nature and quantity of potential purchasers for portfolio investments, price volatility of portfolio investments, functional complexities of a portfolio investment (such as limitations on transfer or resale or upcoming maturity dates), the Fund’s position in a particular portfolio investment relative to the total number of outstanding units in the marketplace, and the interconnectedness of portfolio investments, such that transactions in one portfolio investment could affect the value of another portfolio investment.

Further, the Fund’s investment strategy permits the Fund to invest in a broad array of instruments and the Adviser will be able to adjust the Fund’s exposures in response to changes in the liquidity of particular securities, market segments or markets, and will also have the ability to move the Fund’s assets into more liquid investments, as it deems appropriate. Based on the Adviser’s deep experience in the fixed income markets, and the Fund’s broad range of permissible investments, the Adviser does not anticipate the Fund having difficulty operating as an open-end registered investment company. We would also note that the Fund’s investment strategy is similar to that of many existing open-end registered investment companies that have successfully operated in the marketplace without significant liquidity issues for years.

19.	Comment. Please restructure the Item 4 and Item 9 “Loan Risk” disclosures into more than one paragraph, per the requirement that such disclosures be written in plain English under rule 421(d) under the Securities Act.

Response. In response to your comment we have revised the disclosure as requested.

20.	Comment. Please identify the index that the Fund plans to use as its broad-based securities index.

Response. The Fund currently intends to use the Bloomberg Barclays U.S. Aggregate Bond Index as its broad-based securities index for purposes of its risk/return table after the Fund has had annual returns for at least one calendar year.

21.	Comment. Please disclose the month and year in which each portfolio manager became jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Response. In response to your comment we have revised the disclosure as requested.

Mr. Patrick Scott

March 7, 2019

22.	Comment. On page 29 of the Fund’s Prospectus, please specify whether payment will be made within one day regardless of the method of payment, and if payment timing will vary based on method, then please disclose the typical number of days per method used.

Response. In response to your comment, we have added the following underlined disclosure to the “Receiving Your Money” section: “Typically, the Fund will send your sale proceeds within one Business Day after it receives your redemption request regardless of the method of payment (e.g., payment by check or wire transfer). The Fund, however, may take up to seven days to pay redemption proceeds.”

23.	Comment. The Fund’s Prospectus states that the Fund may invest in other investment companies. If acquired fund fees and expenses are expected to exceed 0.01% of the average net assets of the Fund, please disclose the estimated amount in a separate line item in the fees and expenses table. If acquired fund fees and expenses are expected to be less than 0.01% of the average net assets of the Fund, please reflect in the Other Expenses line item.

Response. We confirm that acquired fund fees and expenses currently are not expected to exceed 0.01% of the average net assets of the Fund; therefore, no separate line item in the fee table for acquired fund fees and expenses currently is necessary. Should these expenses exceed 0.01% of the Fund’s net assets in the future, they will be separately broken out in the Fund’s fee table.

24.	Comment. In fundamental policy #9 on S-37, please change “the Bond Fund” to “the Fund.”

Response. In response to your comment we have revised the disclosure as requested.

* * * * * * * * * * * *

We greatly appreciate your thoughtful comments and review and look forward to working with you in getting the Registration Statement effective. If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien